UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 8)

SR Telecom Inc.
--------------------------------------------------------------------------------
(Name of Issuer)

Common Shares, No Par Value
--------------------------------------------------------------------------------
(Title of Class of Securities)

78464P208
---------------------------------------------------
(CUSIP Number)

Wendy Schnipper Clayton, Esq.
DDJ Capital Management, LLC
130 Turner Street
Building 3, Suite 600
Waltham, MA 02453
781-283-8500
--------------------------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)

October 9, 2007
--------------------------------------------------------------------------------
(Date of Event which Requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the
following box [   ].

(Continued on following pages)

(Page 1 of 13 Pages)




1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	DDJ Capital Management, LLC
	04-3300754
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X]
		(b) [    ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Massachusetts

NUMBER OF	7	SOLE VOTING POWER
SHARES		155,036,416
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		155,036,416
PERSON WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
	155,036,416
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
20.53%
14	TYPE OF REPORTING PERSON *
IA

*SEE INSTRUCTIONS BEFORE FILLING OUT!




1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	B IV Capital Partners, L.P.
	71-0882125
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X ]
	(b) [    ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES		100,342,216
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		100,342,216
PERSON WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
	100,342,216
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
13.29%
14	TYPE OF REPORTING PERSON *
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!





1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	GP Capital IV, LLC
	04-3575350
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X ]
		(b) [    ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES		100,342,216
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		100,342,216
PERSON WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
	100,342,216
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
13.29%
14	TYPE OF REPORTING PERSON *
OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!





1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	The October Fund, Limited Partnership
	04-3504882
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X ]
		(b) [    ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Massachusetts

NUMBER OF	7	SOLE VOTING POWER
SHARES		14,948,454
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		14,948,454
PERSON WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
	14,948,454
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
1.98%
14	TYPE OF REPORTING PERSON *
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!




1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	October G.P., LLC
	04-3504881
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X ]
		(b) [    ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES		14,948,454
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		14,948,454
PERSON WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
	14,948,454
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
1.98%
14	TYPE OF REPORTING PERSON *
OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!


This Amendment No. 8 to Schedule 13D ("Amendment No. 8") should be read in conjunction with the Schedule 13D dated October 3, 2005, the Amendment No. 1 to Schedule 13D dated February 2, 2006, the Amendment No. 2 to Schedule 13D dated December 21, 2006, the
Amendment No. 3 to Schedule 13D dated July 6, 2007, the Amendment
No. 4 to Schedule 13D dated September 10, 2007, the Amendment No. 5 to Schedule 13D dated September 17, 2007, the Amendment No. 6 to
Schedule 13D dated September 25, 2007, and the Amendment No. 7 to
Schedule 13D dated September 28, 2007 (collectively, the "Schedule
13D") as filed with the Securities and Exchange Commission by DDJ
Capital Management, LLC, a Massachusetts limited liability company, and certain affiliates (collectively, the "DDJ Affiliates", as described below). This Amendment No. 8 amends the Schedule 13D only with respect to those items below. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto on the Schedule 13D.

        This Amendment No. 8 and the Schedule 13D have been filed with the Securities and Exchange Commission by the Reporting Persons (as defined below) to report beneficial ownership of common shares, no par value (the "Shares") of SR Telecom Inc. (the "Issuer").

	This filing of Amendment No. 8 and the Schedule 13D is not, and should not be deemed to be, an admission that the Schedule 13D or any Amendment thereto is required to be filed.

ITEM 2.	IDENTITY AND BACKGROUND:
        Item 2 is amended by adding the following paragraph.

        As of the date of the filing of this Amendment No. 8, 100,342,216 Shares are owned beneficially by B IV, 14,948,454 Shares are owned beneficially by October Fund, 32,436,563 Shares are owned beneficially by DDJ Canadian, and 7,309,183 Shares are owned beneficially in the aggregate by the Accounts.

ITEM 3. 	SOURCES AND AMOUNT OF FUNDS OR OTHER
CONSIDERATION:

Item 3 is amended by adding the following paragraph.

        Please reference Annex 1, which sets forth the details of certain dispositions of Shares by the DDJ Affiliates since the most recent filing of Amendment No. 7.

ITEM 4.	PURPOSE OF TRANSACTION:

	The first sentence of Item 4 is amended and restated as set forth below:

        As of the date of this filing of Amendment No. 8, the DDJ
Affiliates beneficially own in the aggregate 155,036,416 Shares, such amount representing approximately 20.53% of the issued and outstanding Shares of the Company.

ITEM 5.	INTEREST IN SECURITIES OF ISSUER:

        According to information contained in the Notice of Annual Meeting Management Proxy Circular as filed by the Company on Form 6-
K on August 13, 2007, the number of Shares outstanding was 754,992,769 as of the close of business as of August 1, 2007.

        Paragraph (a) in Item 5 is deleted in its entirety and amended as set forth below.

	(a)	B IV beneficially owns, and GP IV and DDJ may be
deemed to beneficially own, as general partner and investment manager, respectively, of B IV, 100,342,216 Shares, or approximately 13.29% of the outstanding Shares of the Issuer.

        October Fund beneficially owns, and October GP and DDJ may be deemed to beneficially own, as general partner and investment manager, respectively, of October Fund, 14,948,454 Shares, or approximately 1.98% of the outstanding Shares of the Issuer.

        DDJ, as investment adviser to DDJ Canadian, may be deemed to beneficially own 32,436,563 Shares, or approximately 4.30% of the outstanding Shares of the Issuer. DDJ, as investment manager to the Accounts, may be deemed to beneficially own 7,309,183 Shares, or approximately 0.97% of the outstanding Shares of the Issuer.

        Accordingly, DDJ, as investment manager to B IV, October Fund, and the Accounts, and as investment adviser to DDJ Canadian, may be deemed to beneficially own 155,036,416 Shares in the aggregate, or approximately 20.53% of the outstanding Shares of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS:

Annex 1	Information With Respect to Transactions of
Shares During the Past 60 Days or Since the
Most Recent Filing on Schedule 13D

Exhibit A	Business Address and Principal Occupation
of members of DDJ



Signature:
========

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DDJ CAPITAL MANAGEMENT, LLC

By:	/s/ David J. Breazzano
	David J. Breazzano
	President

B IV CAPITAL PARTNERS, L.P.
By:  GP Capital IV, LLC, its General Partner
By:  DDJ Capital Management, LLC, Manager

By:	/s/ David J. Breazzano
	David J. Breazzano
	President

GP CAPITAL IV, LLC
By:  DDJ Capital Management, LLC, Manager

By:	/s/ David J. Breazzano
	David J. Breazzano
	President

THE OCTOBER FUND, LIMITED PARTNERSHIP
By:  October G.P., LLC, its General Partner
By:  DDJ Capital Management, LLC, Manager

By:	/s/ David J. Breazzano
	David J. Breazzano
	President

OCTOBER G.P., LLC
By:  DDJ Capital Management, LLC, Manager

By:	/s/ David J. Breazzano
	David J. Breazzano
	President


Annex 1

Information With Respect to Transactions of Shares During the Past 60 Days or Since the Most Recent Filing on Schedule 13D

B IV Capital Partners, L.P.






Date
Transaction(1)
Shares
Price/Share ($)(2)
9/28
Sale
24,594
$0.035
10/1
Sale
61,939
$0.035
10/2
Sale
93,976
$0.035
10/3
Sale
4,272
$0.035
10/4
Sale
23,947
$0.035
10/5
Sale
4,272
$0.035
10/9
Sale
4,971,274
$0.03
 (1)  All sales were effected through open market transactions.
(2)  Non-Inclusive of 1% brokerage commission.

The October Fund, Limited Partnership

Date
Transaction(1)
Shares
Price/Share ($)(2)
9/28
Sale
3,664
$0.035
10/1
Sale
9,227
$0.035
10/2
Sale
14,000
$0.035
10/3
Sale
636
$0.035
10/4
Sale
3,568
$0.035
10/5
Sale
636
$0.035
10/9
Sale
740,594
$0.03
 (1)  All sales were effected through open market transactions.
(2)  Non-Inclusive of 1% brokerage commission.

DDJ High Yield Fund






Date
Transaction(1)
Shares
Price/Share
($)(2)
9/28
Sale
7,950
$0.035
10/1
Sale
20,022
$0.035
10/2
Sale
30,379
$0.035
10/3
Sale
1,381
$0.035
10/4
Sale
7,741
$0.035
10/5
Sale
1,381
$0.035
10/9
Sale
1,607,012
$0.03
 (1)  All sales were effected through open market transactions.
(2)  Non-Inclusive of 1% brokerage commission.

Two Accounts




Date
Transaction(1)
Shares
Price/Share ($)(2)
9/28
Sale
1,792
$0.035
10/1
Sale
4,512
$0.035
10/2
Sale
6,845
$0.035
10/3
Sale
311
$0.035
10/4
Sale
1,744
$0.035
10/5
Sale
311
$0.035
10/9
Sale
362,120
$0.03

(1)  All sales were effected through open market transactions.
(2)  Non-Inclusive of 1% brokerage commission.




EXHIBIT A
===========

	The name and present principal occupation or employment of each member of DDJ Capital Management, LLC ("DDJ") is set forth below.
DDJ is the investment manager or manager, as applicable, for each of the Reporting Persons. The business address of each person and the address of the corporation or organization in which such employment is conducted is c/o DDJ Capital Management, LLC, 130 Turner Street, Building 3,
Suite 600, Waltham, MA 02453. Mr. Breazzano, Mr. Goolgasian, Ms. Mencher, Mr. Craig and Mr. Ranaldi are each U.S. citizens.

NAME	PRINCIPAL OCCUPATION OR
EMPLOYMENT
====================================================

David J. Breazzano	President and Member of DDJ.

David L. Goolgasian, Jr.	Portfolio Manager and Member of DDJ.

Judy K. Mencher	Member of DDJ.

Jackson S. Craig 	Managing Director and Member of DDJ.

Anthony M. Ranaldi 	Managing Director and Member of DDJ.

SCHEDULE 13D
CUSIP NO. 78464P208	PAGE 13 OF 13 PAGES